1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com
W. Thomas Conner Direct Phone: +1 804 344 3441 Email: tconner@reedsmith.com

January 26, 2017

VIA EDGAR

Lisa N. Larkin U.S. Securities & Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:

GraniteShares ETF Trust
Registration Statement on Form N-1A
File No. 333-214796; 811-23214

Dear Ms. Larkin:

On behalf of the registrant, GraniteShares ETF Trust (the “Registrant”), we are responding to the Staff’s comments dated December 15, 2016, in regards to the above-referenced registration statement (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 1 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement.

In connection with this correspondence, the Registrant, on behalf of the Funds, acknowledges that:

●	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 26, 2017 Page 2

General

1.	Comment:	A fund that intends to be an “investment company” must generally invest in securities, as defined in section 2(a)(36) of the Investment Company Act of 1940 (“1940 Act”). A fund that intends to operate as an index-based exchange-traded fund (“ETF”) must receive an order from the Commission granting exemptive relief from certain provisions of the 1940 Act. The granting of such an order is conditioned, in part, upon a fund’s representation that “[e]ach Fund, or its respective Master Fund, will invest at least 80% of its assets, exclusive of collateral held from securities lending, in Component Securities of its respective Underlying Index (emphasis added).” Please explain whether the instruments and assets in which the Funds plan to invest are each a “security” as defined in the 1940 Act. If such instruments are not securities, please explain how the Funds would (i) qualify to be registered and regulated as “investment companies” under the 1940 Act; and (ii) comply with the representation necessary for exemptive relief.
	Response:	The Funds will invest in commodity futures contracts and commodity swaps (using a Cayman Island subsidiary where required by applicable regulations), other commodity-linked investments, and in fixed-income securities, in each case as indicated in the revised Registration Statement and consistent with other investment companies that provide exposure to commodity futures contracts and indexes on such futures contracts. Moreover, the Funds no longer intend to characterize themselves as “index funds.” Accordingly, the Registration Statement has been revised to provide that the GraniteShares Bloomberg Diversified Commodity Strategy No K1 ETF (formerly called the GraniteShares Bloomberg Commodity Index Investment Fund) and the GraniteShares S&P GSCI Diversified Commodity Strategy No K1 ETF (formerly called the GraniteShares GSCI Commodity Index Investment Fund) will operate as actively-managed exchange-traded funds.
In addition, the Registration Statement has been revised to provide that the Registrant does not intend to offer the GraniteShares S&P MLP Index Investment Fund at this time.
2.	Comment:	Please explain whether the Funds will be applying for exemptive relief or, otherwise, on which existing exemptive order the Funds will be relying.
	Response:	The Funds will be relying on the exemptive order granted to Foreside Advisor Services, LLC (Investment Company Act Release No. 32304 (Oct. 5, 2016). Foreside Advisor Services, LLC has been purchased by GraniteShares, Inc. and will be renamed GraniteShares Advisors, LLC.

January 26, 2017 Page 3

3.	Comment:	You state that the Funds will seek to qualify for treatment as a “regulated investment company” (“RIC”) under Subchapter M of the Internal Revenue Code (“Code”). To qualify for favorable tax treatment as a RIC under the Code, 90% of a fund’s income must derive from certain sources including “gains from the sale or disposition of stock or securities, as defined in section 2(a)(36) of the [1940 Act]”, i.e., the “qualifying income test.” The Internal Revenue Service (“IRS”) has made determinations about whether certain investments generate “qualifying income” as defined in section 851(b)(2) of the Code. See Rev. Rul. 2006-1, 2006-2 I.R.B. 261. On September 28, 2016, the IRS and the U.S. Department of Treasury issued proposed regulations that may have an impact on the IRS’s 2006 determinations. See Notice of Proposed Rulemaking, REG-123600-16. Please explain how each Fund intends to qualify as a RIC. Also, please supplement the existing risk disclosure in the prospectus in light of current conditions. See IM Guidance Update, No. 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions (March 2016).
	Response:	Each Fund intends to qualify as a RIC by obtaining 90% of its income from investments that constitute “qualifying income” under Section 851(b)(2) of the Code pursuant to applicable IRS guidance, including fixed income securities and, as discussed in the revised Registration Statement, from its investment in a Cayman Island subsidiary that will invest commodity-linked derivative instruments.
The “Fixed Income Risk” and “Liquidity Risk” risk factors in each Fund’s summary prospectus and statutory prospectus have been revised to address current conditions relating to rising interest rates.
4.	Comment:	Under Rule 35d-1 of the 1940 Act, the Funds must have a policy of investing at least 80% of their net assets plus borrowings for investment purposes in the type of investment suggested by their respective names. The name of the index and the term “Investment” in the Funds’ respective names suggest a type of investment rather than a strategy. Please add two 80% policies for each Fund – one regarding the type of investment and one regarding the type of index. For example, the Bloomberg Commodity Index Investment Fund should have one 80% policy regarding commodities and a second 80% policy regarding the components of the Bloomberg Commodity Index. Also, please disclose that a Fund will change its 80% policies only upon 60 days’ notice to shareholders. Alternatively, please consider changing the Funds’ names to include only terms that suggest a strategy and that would therefore not be subject to Rule 35d-1.
	Response:	As noted in the Response to Comment 1 above, the Funds have removed the word “Investment” from their names and now include the word “Strategy”. The Funds believe their names satisfy the requirements of Rule 35d-1 and are consistent with industry practice in this regard.

January 26, 2017 Page 4

Summary Prospectus

5.	Comment:	You state, “The accompanying tables describe the fees and expenses that you may pay if you buy and hold shares of the fund. Investors may pay brokerage commissions on their purchases and sales of fund shares, which are not reflected in the table or the Example below.” You also state, “Fees and Expenses - This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. The fees are expressed as a percentage of the fund’s average daily net assets.” These two headings are repetitive. Please revise accordingly.
	Response:	The Registration Statement has been revised accordingly.
6.	Comment:	In footnote 1 of the fee table you state, “The Other Expenses include independent trustee fees, printing fees, Chief Compliance Officer fees, and costs paid to other third party service providers.” Please delete this sentence or move it to the Statement of Additional Information because it is not required or permitted by Form N-1A. See General Instruction C.1. of Form N- 1A.
	Response:	The Registration Statement has been revised to delete this sentence.
7.	Comment:	Please confirm that the expense limitation agreement referred to in footnote 2 of the fee table will apply for no less than one year from the effective date of the registration statement. See Item 3, Instruction 3(e) of Form N-1A. Also, the footnote states that “the Adviser is permitted to recoup from the fund previously waived advisory fees or reimbursed expenses for three years from the fiscal year in which fees were waived or expenses reimbursed.” We believe that any recapture of a fee waived or expense reimbursed should occur within three years of the specific waiver or reimbursement. Please revise.
	Response:	The expense limitation agreement referred to in the fee table will apply for no less than one year from the effective date of the Registration Statement. The earliest date on which the expense limitation agreement can be terminated will be provided in a subsequent pre-effective amendment to the Registration Statement.
The Registration Statement has been revised to provide that any recapture of a fee waived or expense reimbursed must occur within three years of the specific waiver or reimbursement.
8.	Comment:	You state that each Fund’s objective is to track the performance of its respective index and that each index has a total return component. Please explain whether Fixed Income Securities are a component of each index and how each Fund will satisfy its Rule 35d-1 80% policies of investing in the type of investment suggested by its name.
	Response:	As noted in the Response to Comment 4 above, the Funds have been renamed, and their investment objectives have been changed such that each Fund seeks to provide long-term capital appreciation. The Funds believe their investment objectives are consistent with similar exchange-traded funds registered under the 1940 Act.

January 26, 2017 Page 5

9.	Comment:	You use different defined terms for each Fund’s respective index in the summary prospectus compared to the statutory prospectus. Please pick one term to use consistently throughout the registration statement and ensure that it is not so generic, i.e., “Index,” as to be confused with the other indices mentioned.
	Response:	The Registration Statement has been revised such that the benchmark of the GraniteShares Bloomberg Diversified Commodity Strategy No K1 ETF is defined as the BCOM Benchmark throughout the summary prospectus and the statutory prospectus. Similarly, the benchmark of the GraniteShares S&P GSCI Diversified Commodity Strategy No K1 ETF is referred to as the GSCI Benchmark throughout the summary prospectus and the statutory prospectus.
10.	Comment:	Since the Funds may use derivative instruments, please review your disclosure in light of the observations from the Division of Investment Management: Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.
	Response:	The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, each Fund’s derivatives disclosure, as set forth in the revised Registration Statement, is consistent with the observations made in the letter.
Specifically, to the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives. Still more detailed disclosure regarding derivatives, and their risks, is found in the Statement of Additional Information (“SAI”). The Registrant believes that this presentation of derivatives disclosure throughout the Registration Statement – beginning with a summary in the Principal Investment Strategies section and providing successively more detail in the Principal Risks section of the prospectus and the SAI– is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.
11.	Comment:	In the paragraph describing swap agreements, please move the sentences discussing risks to the risk section.
	Response:	The Registration Statement has been revised accordingly.

January 26, 2017 Page 6

12.	Comment:	Please explain to us whether derivatives will be included in the calculation of each Fund’s compliance with its 80% policy under Rule 35d-1 and, if so, how derivatives will be valued for this purpose. The 80% policy is an asset based test, not an exposure test. If each Fund intends to include derivatives as part of its 80% policy, it must value the derivatives for purposes of Rule 35d-1 on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value). Disclosure describing the valuation approach must be included in the registration statement, although it need not be in Item 4 of Form N-1A.
	Response:	As noted in the Response to Comment 4 above, the Funds have been renamed, and they believe their new names satisfy the requirements of Rule 35d-1.
13.	Comment:	You state that each Fund’s “Fixed Income Securities holdings serve as margin or collateral for the fund’s derivative investment contract positions and earn income for the fund.” Please explain in plain English how this is accomplished.
	Response:	This sentence has been revised to read: “The Fund’s Fixed Income Securities earn interest income for the Fund and can be used as collateral (also referred to as “margin”) for the Fund’s investments in Commodity Futures.”
14.	Comment:	You state that the “Adviser may seek to actively manage the Fixed Income Securities portion of the fund’s portfolio (emphasis added).” Please describe the decision-making process for the buy/sell decisions. In the risk section, you state in “Passive Investment Risk” that “the fund and the Index are not actively managed (emphasis added).” Please resolve this inconsistency.
	Response:	As noted in the Response to Comment 1 above, pursuant to the revised Registration Statement, each Fund will operate as an actively-managed exchange-traded fund; therefore, the entire portfolio of each Fund will be actively managed. With respect to Fixed-Income Securities, the Registration Statement has been revised to provide, with respect to the GraniteShares Bloomberg Diversified Commodity Strategy No K1 ETF, “While the Fund generally will seek exposure to the commodity futures markets included in the BCOM Benchmark, the Fund is not an index tracking ETF and will seek to improve its performance, in part through a cash management strategy consisting of investments in fixed income securities issued by various U.S. public- or private-sector entities (“Fixed Income Securities”). The Adviser will use such instruments to generate a total return for investors and exercise its discretion in the use of such instruments to seek to optimize the investment performance of the Fund.” A corresponding revision has been made to the Registration Statement with respect to the GraniteShares S&P GSCI Diversified Commodity Strategy No K1 ETF’s investments in Fixed Income Securities.
The “Passive Investment Risk” risk factor has been removed from the Registration Statement.

January 26, 2017 Page 7

15.	Comment:	The paragraph describing the risks of fixed income securities does not sufficiently describe risks associated with each of the fixed income investments mentioned earlier in the registration statement. Please revise.
	Response:	The “Fixed Income Risk” risk factor has been expanded in the summary prospectus and the statutory prospectus of each Fund.
16.	Comment:	In the paragraph describing liquidity risks, please also note that the adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.
	Response:	The Registration Statement has been revised accordingly.
17.	Comment:	In the paragraph describing the risks of secondary market trading, please disclose in “Trading Issues” that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to variances between the market price of the ETF’s shares and the underlying value of those shares.
	Response:	The Registration Statement has been revised accordingly.
18.	Comment:	Please disclose in “Fluctuation of Net Asset Value” the risk that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV.
	Response:	The Registration Statement has been revised accordingly.
19.	Comment:	In the paragraph describing the risks associated with valuation, please disclose that the discussion of the Intraday Interim Value (“IIV”) should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.
	Response:	The Registration Statement has been revised accordingly.

January 26, 2017 Page 8

20.	Comment:	If creation units are purchased primarily with cash or are redeemed primarily with cash, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.
	Response:	The “Cash Transaction Risk” risk factor in the Funds’ summary prospectuses has been revised.
21.	Comment:	Please disclose the month and year of the Fund’s inception when known. See Item 5(b) of Form N-1A.
	Response:	The month and year of each Fund’s inception will be disclosed in a subsequent pre-effective amendment to the Registration Statement.
Applicable to Bloomberg Fund
22.	Comment:	You state that the “Index is a rules-based index that, in order to provide a fair representation of the importance of a diversified group of commodities to the world economy, uses both liquidity data and U.S. dollar–weighted production data in determining the selection and relative weightings of included commodities.” With respect to the term “diversified,” please use a synonym to avoid confusion with the fact that the Fund is non-diversified. Also, please explain in plain English what you mean by “liquidity data” and “U.S. dollar-weighted production data.”
	Response:	The phrases “liquidity data” and “U.S. dollar-weighted production data” have been removed from the BCOM Fund’s summary prospectus. A synonym for the word “diversified” has been used in the revised Registration Statement. The description of the BCOM Benchmark in the BCOM Fund’s statutory prospectus has been revised to provide that the BCOM Fund “uses trading volume data in addition to production value data in determining the selection and relative weightings of represented commodity futures contracts.”
23.	Comment:	You state, “Twenty-four commodities have been selected that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract.” Please explain in plain English what you mean by “qualifying.” In what way and by whom is a futures contract determined to be “qualifying”?
	Response:	The reference to “qualifying” futures contracts has been removed from the BCOM Fund’s summary prospectus. The BCOM Fund’s statutory prospectus has been revised to provide that the Bloomberg Index Oversight Committee selects contracts for potential inclusion in the BCOM Benchmark when the underlying commodities are believed to be sufficiently significant to the world economy to merit consideration. After the application of Bloomberg’s proprietary methodology, contracts with insufficient liquidity and/or production are eliminated.

January 26, 2017 Page 9

24.	Comment:	Please make the description of the index’s constituents and methodology more precise and clear. For example, the index’s website states that it “is composed of futures contracts on physical commodities.” But you state variously that the index consists of commodities and futures contracts. Also, you state that 24 commodities are selected but that the index consists of 20 commodities.
	Response:	The Registration Statement has been revised to clarify that the BCOM Benchmark consists of 22 commodities futures contract with respect to 20 commodities.
25.	Comment:	In the paragraph describing futures contracts, please explain in plain English what you mean by “specified U.S. Treasury securities that are deemed to have been held to collateralize a hypothetical long position in these futures contracts,” and why “earning interest on the Fixed Income Securities” is relevant.
	Response:	The phrases “specified U.S. Treasury securities that are deemed to have been held to collateralize a hypothetical long position in these futures contracts” and “earning interest on the Fixed Income Securities” have been removed from the Registration Statement.
26.	Comment:	In the paragraph describing the risks of commodity and commodity-linked derivatives, you refer to investments in options, among other things. If options are a principal investment strategy please add disclosure to the strategies section.
	Response:	As the Fund does not intend to invest in options, references to options have been removed from the Registration Statement.
Applicable to GSCI Fund
27.	Comment:	Please explain in plain English what you mean by “world production-weighted basis.”
	Response:	The phrase “world production-weighted basis” has been replaced with “weighted based on global production values.”
28.	Comment:	Please make the description of the index’s methodology more precise and clear. For example, you state that the index is rules-based but do not provide any clear rules. In what respect is stating that there are no limits on the number of contracts that may be included in the index a rule? What are the eligibility criteria? How are the commodities weighted on a production basis?
	Response:	In the GSCI Fund’s summary prospectus, the description of the GSCI Benchmark has been revised to be consistent with other actively-managed ETFs’ descriptions of their benchmark indices. The description of the GSCI Benchmark in GSCI Fund’s statutory prospectus has been revised as requested.

January 26, 2017 Page 10

29.	Comment:	In the paragraph describing the risks of commodity and commodity-linked derivatives, you refer to investments in options, among other things. If options are a principal investment strategy please add disclosure to the strategies section.
	Response:	As the Fund does not intend to invest in options, references to options have been removed from the Registration Statement.
Applicable to S&P MLP Index Investment Fund
30.	Comment:	You state that the Fund “seeks to achieve its investment objective by investing in MLP- linked investment contracts that derive their value from the performance of the Index, and in bonds, debt securities and other fixed income securities (“Fixed Income Securities”) issued by various U.S. public- or private-sector entities.” If it is correct that the Fund will not invest directly in securities issued by MLPs, please revise the sentence to state, “Rather than investing directly in MLPs, the fund seeks to achieve its investment objective by . . . .” Also, if the referenced debt issuers in this sentence are not MLPs, please make that clear.
	Response:	As noted in the Response to Comment 1 above, the Registration Statement has been revised to provide that the Registrant does not intend to offer the GraniteShares S&P MLP Index Investment Fund at this time.
31.	Comment:	Please explain in general terms how the Fund’s adviser decides which securities to buy and sell. See Item 9(b)(2) of Form N-1A.
	Response:	As noted in the Response to Comment 1 above, the Registration Statement has been revised to provide that the Registrant does not intend to offer the GraniteShares S&P MLP Index Investment Fund at this time.
32.	Comment:	You have included a “Master Limited Partnership Risk,” which discusses risks of holding “MLP common units.” Please explain why this risk is relevant if the Fund will not be a holder of MLP common units.
	Response:	As noted in the Response to Comment 1 above, the Registration Statement has been revised to provide that the Registrant does not intend to offer the GraniteShares S&P MLP Index Investment Fund at this time.

January 26, 2017 Page 11

Statutory Prospectus

33.	Comment:	Please state that the Funds’ objectives may be changed without shareholder approval, as you have done in the Statement of Additional Information. See Item 9(a) of Form N-1A.
	Response:	The Registration Statement has been revised accordingly.
34.	Comment:	You state that the Bloomberg Commodity Index Investment Fund’s and the GSCI Commodity Index Investment Fund’s “swap agreements will generally consist of commodity- linked total return swaps.” Does “generally” mean that the Funds might engage in other kinds of swaps? If so, please specify which kinds and confirm that the Funds will comply with section 18 of the 1940 Act regarding proper asset segregation.
	Response:	The Registration Statement has been revised to provide that the Funds will use “commodity-linked swap agreements.” In connection with such swaps, the Funds will comply with Section 18 of the 1940 Act.
35.	Comment:	The Bloomberg Commodity Index Investment Fund and the GSCI Commodity Index Investment Fund disclose that they may engage in transactions involving total return swaps (“TRS”). A TRS is a “senior security” for purposes of section 18 of the 1940. When a fund engages in TRS, the fund will need to “set aside” (also referred to as “segregate”) an appropriate amount of liquid assets, as determined by Commission and staff guidance, to address section 18 concerns. (Setting aside assets for this purpose is sometimes referred to as “cover”.) See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives (including “cover” obligations) for purposes of section 18 of the 1940 Act. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance (and the staff could also issue future guidance) relating to fund use of derivatives, such as TRS, and leverage, including cover requirements, which could impact the manner in which the Fund operates.
	Response:	The Registrant’s TRS investments will be made in accordance with Section 18 of the 1940 Act. In addition, the Registrant has reviewed Investment Company Act Release No. 31933 and is aware that the Commission or the Staff could issue rules or guidance with respect to fund use of derivatives.

January 26, 2017 Page 12

Statement of Additional Information

36.	Comment:	Please describe (1) any policies and procedures with respect to the receipt of compensation or other consideration by the Funds, their investment adviser, or any other party in connection with the disclosure of information about portfolio securities, and (2) the procedures that the Funds use to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Funds’ investment adviser; principal underwriter; or any affiliated person of the Funds, their investment adviser, or principal underwriter, on the other. See Item 16(f)(1)(iv) and (v) of Form N-1A.
	Response:	The SAI has been revised to provide that “As a general principal, the policy prohibits the Funds and any service provider to the Funds, including the Adviser, from entering into any arrangement to receive any compensation or consideration, either directly or indirectly, in return for the disclosure of a Fund’s non-public portfolio holdings.”
In addition, the SAI has been revised to provide that “The Trust seeks to avoid potential conflicts between the interests of the Funds’ shareholders and those of the Funds’ service providers and ensure that non-public portfolio holdings information is disclosed only when such disclosure is in the best interests of a Fund and its shareholders. The Trust seeks to accomplish this by permitting such disclosure solely for the purpose of assisting the service provider in carrying out its designated responsibilities for the Funds.”
37.	Comment:	Please explain why it is reasonable to determine that the Funds’ leadership structure is appropriate given that the chairman is an interested Trustee, there is no lead Independent Trustee, and the number of Independent Trustees is unknown. See Item 17(b)(1) of Form N-1A.
	Response:	The SAI has been revised to provide that the Trust’s board of trustees will have three members, two of which are Independent Trustees.
38.	Comment:	For each Trustee who is an interested person of the Funds, describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the trustee is an interested person. See Item 17(a)(1), Instruction 2 of Form N-1A.
	Response:	The SAI has been revised to provide that William Rhind is an interested person due to his position as President of GraniteShares ETF Trust.
39.	Comment:	Please supplement the section called “Individual Trustee Qualifications” with individual descriptions about each Trustee’s qualifications when known.
	Response:	The Registration Statement has been revised to provide each Trustee’s qualifications.

January 26, 2017 Page 13

40.	Comment:	Please disclose the procedures the Funds use when a vote presents a conflict between the interests of Fund shareholders and others. You state that the Funds have guidelines but you must explain what the guidelines are. See Item 17(f) of Form N-1A.
	Response:	The SAI’s discussion of the Funds’ proxy voting procedures has been revised.
41.	Comment:	In the section regarding compensation, for each type of compensation, describe with specificity the criteria on which the compensation is based. See Item 20(b) of Form N-1A. Also, please provide the information required by this paragraph as of the most recent practicable date, and disclose the date as of which the information is provided. See Item 20(b), Instruction 1 of Form N-1A.
	Response:	The Registration Statement has been revised as requested.
42.	Comment:	Please describe the Funds’ Rule 12b-1 Plan. See Item 19(g) of Form N-1A.
	Response:	The SAI has been revised to include a description of the Funds’ Rule 12b-1 Plan.
43.	Comment:	Please explain to us (1) what the “recent pronouncements from the IRS” are; (2) why they cause you to believe that the “IRS will now defer to the SEC to define which instruments are ‘securities’ under Section 2(a)36 of the 1940 Act and, thus, for the RIC rules,” and (3) to what current “RIC rules” you are referring.
	Response:	On September 28, 2016, the IRS and the U.S. Department of Treasury issued proposed regulations that may have an impact on the IRS’s 2006 determination in Rev. Rul. 2006-1. See Notice of Proposed Rulemaking, REG-123600-16. As noted in the Response to Comment 3, however, pursuant to the revised Registration Statement, each Fund intends to qualify as a RIC by obtaining 90% of its income from investments that constitute “qualifying income” under Section 851(b)(2) of the Code pursuant to applicable IRS guidance, including Fixed Income Securities and, as discussed in the revised Registration Statement, from its investment in a Cayman Island subsidiary that will invest in commodity-linked derivative instruments. As such, references to the proposed regulations issued on September 28, 2016 have been deleted from the Registration Statement.

Very truly yours,

W. Thomas Conner

WC:gp